As filed with the Securities and Exchange Commission on October 22, 2015

File No. 812-14473

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION

PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940

FOR AN ORDER OF EXEMPTION FROM ALL PROVISIONS OF THE ACT

AND ALL RULES AND REGULATIONS THEREUNDER

LEANING PINE II, L.L.C.

Written and oral communications regarding this Application should be addressed to:

Tobin Olson, Esq.

c/o Leaning Pine II, L.L.C.

315 E. Commerce Street, Suite 300

San Antonio, Texas 78205

(210) 225-3053 (phone)

(210) 225-5910 (fax)

With copies to:

Eliot Raffkind

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, TX 75201-4624

(214) 969-2800 (phone)

(214) 969-4343 (fax)

This Application (including Exhibits) contains 29 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	)	FIRST AMENDED AND RESTATED
	)	APPLICATION PURSUANT TO
LEANING PINE II, L.L.C.	)	SECTION 6(C) OF THE
	)	INVESTMENT COMPANY ACT OF
	)	1940 FOR AN ORDER OF
	)	EXEMPTION FROM ALL
	)	PROVISIONS OF THE ACT AND ALL
	)	RULES AND REGULATIONS

Investment Company Act of 1940
File No. 812-14473

I. INTRODUCTION

Summary of Application. The undersigned Applicant, Leaning Pine II, L.L.C., hereby files this Application (hereafter, the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in the Application. Under Section 6(c) of the Act, the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) may exempt any person, security, or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant believes that the requested exemption from all provisions of the Act and all rules and regulations thereunder meets these standards, as it is essentially a closely-held private investment company formed for a limited purpose.

II. APPLICANT

A.	Introduction

Applicant is a newly-formed Texas limited liability company. Applicant will be capitalized with assets of individual members of the Hixon family (the “Family”) and other Family Members (as defined below) so that it may serve as a non-charitable endowment for Hobo Lake Club Incorporated (“Hobo Lake Club”), a non-profit corporation organized by the Family, which owns a lakeside property and lodge in Plum Lake, Vilas County, Wisconsin and operates as a recreation club for its members. The land held by Hobo Lake Club was first acquired by members of the Family approximately 100 years ago. As a non-profit corporation, Hobo Lake Club does not have “owners” in the common sense, but instead has “members.” Under Hobo Lake Club’s bylaws, members are limited to lineal descendants of Joseph M. Hixon and Irene C. Hixon.

As used herein, “Family Members” refers to (i) the descendants (including adopted descendants) of Joseph M. Hixon (deceased) and Irene C. Hixon (deceased); (ii) spouses and former-spouses of any individuals described in clause (i) above; (iii) one descendant of a former spouse who will be admitted as a member of Applicant upon the effectiveness of the Shareholder Agreement (as defined below) and his descendants (including adopted descendants), together with the descendants (including adopted descendants) of such members; and (iv) trusts, partnerships and other entities established for the exclusive benefit of, or exclusively owned by, any individuals described in clause (i), (ii) or (iii) above.

B.	Ownership

Applicant anticipates that upon its capitalization Applicant will have approximately 120 members, all of whom will be Family Members. These approximately 120 members will include several trusts for the benefit of individuals who are also members individually (but the aggregate number of investors for purposes of Section 3(c)(1) of the Act will still exceed 100). Upon the initial capitalization of Applicant, no individual Family Member, nor any trusts, partnerships and other entities established for the exclusive benefit of, or exclusively owned by, any individual Family Member, will own in excess of 10% of the Interests.1 Applicant will be capitalized exclusively by the contribution of a portion of dividend proceeds payable to various Family Members by Hixon Properties Incorporated (“Hixon Properties”), a private company that owns and invests primarily in real estate and related ventures that is controlled by Family Members, such dividend proceeds to be contributed to Applicant pursuant to an agreement (the “Shareholder Agreement”) among Applicant, Hixon Properties and Applicant’s members.

Membership interests in Applicant (“Interests”) have not been and will not be offered or sold to the public. Applicant’s operating agreement (the “LLC Agreement”) includes a restriction on transfers that prohibits members from transferring Interests to anyone other than Family Members. As a result of this restriction on transfers, no trading market will exist for the Interests. Additionally, any new member (i.e. other than by transfer) is also required to be a shareholder of Hixon Properties, whose shares are subject to transfer restrictions similar to those in the LLC Agreement (and applicant will

[1]	One trust for the benefit of several individual Family Members is anticipated to own approximately 10.2% of the Interests.

further prohibit admittance of non-Family Members other than upon a transfer of shares of Hixon Properties subject to the Shareholder Agreement by a Member of Applicant to a non-Family Member).2

C.	Purpose

Under the LLC Agreement, Applicant’s purpose is to serve as a source of funding for Hobo Lake Club, and Applicant is expressly authorized to make distributions to Hobo Lake Club for the operations, maintenance and improvement of Hobo Lake Club’s properties. Such distributions are deemed to be made to Applicant’s members and then paid on behalf of such members to Hobo Lake Club. Applicant is permitted, but does not intend, to make any other distributions to its members, including tax distributions, as disclosed to prospective members in the subscription documents provided by Applicant.3 Applicant is not intended to be utilized as a wealth-creation vehicle for its members. Rather, pursuant to the Shareholder Agreement and consistent with Applicant’s limited purpose of serving as a source of funding for Hobo Lake Club, contributions of dividend proceeds from Hixon Properties will cease once Applicant’s assets reach $4,500,000 (as adjusted for changes in the consumer price index) (the “Funding Threshold”), which is a level of funding that is intended, along with other funding resources, to be sufficient to support Hobo Lake Club. Applicant anticipates that it may take ten (10) years or more to reach the Funding Threshold, although the actual time it will take to reach the Funding

[2]	No outstanding shares of Hixon Properties have ever been transferred by a shareholder to any non-Family Member. While a small number of Hixon Properties shares have been acquired by members of Hixon Properties management who are not Family Members through direct issuances from Hixon Properties, none of such management shareholders have agreed to become parties to the Shareholder Agreement and thus will not make any contributions to, or become members of, Applicant.
[3]	Except as required by law or in the event that it has no remaining assets, Applicant may only be dissolved with the approval of the holders of at least 60% of the Interests.

Threshold is unknown and could be shortened if Hixon Properties were to make any substantial extraordinary dividend(s) to its shareholders, such as upon the sale of a significant property, although no such sales or substantial extraordinary dividends are currently planned. Once the Funding Threshold has been met, Applicant will continue to manage its investments and make distributions to Hobo Lake Club as described above, but Applicant does not anticipate making other distributions to its members. As disclosed in Applicant’s subscription materials, members of Applicant do not have any right to cause Applicant to redeem their Interests. Applicant’s reaching of the Funding Threshold would not obviate the need for the relief sought by Applicant hereunder, as discussed under “Applicant’s Proposal” below.

D.	Management and Investment Policy

Applicant will be managed by a body of at least three (currently five) managers (the “Managers”), each of whom must be a Family Member. Under the LLC Agreement, each Manager will serve as a Manager until the earlier of (i) such Manager’s death, (ii) such Manager’s incompetence, (iii) such Manager’s resignation or removal, or (iv) such time as a new Manager is elected by the members to replace such Manager. Election or removal of a Manager requires the action of Applicant’s members holding a majority of the Interests. It is not anticipated that Applicant will have any employees of its own. The Managers may be reimbursed for expenses incurred on behalf of Applicant, but may only receive compensation for their service as Managers in excess of such reimbursements with the consent of the members holding at least 60% of the Interests, which compensation shall not include performance fees or other performance-based compensation. Applicant does not currently intend to compensate any of the Managers.

The LLC Agreement provides that the Managers shall use reasonable, good faith efforts to conduct the business of the Company in a good and businesslike manner and in accordance with good business practice. The LLC Agreement also provides that a Manager shall not be liable to the Company or any Member for any loss, damage or claim incurred by reason of any act or omission by such Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Manager by the LLC Agreement, except that a Manager shall be liable for any such loss, damage or claim incurred by reason of such Manager’s fraud, bad faith, gross negligence, willful misconduct, misappropriation of funds, or breach of the standard of care described above.

Applicant’s assets will be comprised of investments in individual securities and investment funds. The Managers will engage investment advisers registered with the Commission to carry out Applicant’s investment policy (the “Policy”).

The highest priority of the Policy (a current copy of which is attached hereto as Exhibit C) is to ensure funding for Hobo Lake Club. The registered investment advisers engaged by Applicant will be required to operate within the guidelines established by the Policy and assume a moderate risk posture. Management fees charged must be reasonable and customary, and no performance fees will be permitted.

The Managers will supervise all advisers engaged by Applicant and will review Applicant’s investment portfolio quarterly to ensure compliance with the Policy. All advisers will be required to provide reports to the Managers at least quarterly. Applicant will provide reports to its members at least annually.

On a portfolio-wide basis, the registered investment advisers engaged by Applicant will be subject to quantitative asset allocation, portfolio quality and diversification standards, which will be established by the Managers. Under the Policy, investment in commodities, derivatives, futures, short sales and other high risk investments will be expressly prohibited.

III. APPLICANT’S PROPOSAL

A.	Reason for Proposal

Applicant is seeking an order pursuant to Section 6(c) of the Act for an exemption from all of the provisions of the Act and all rules and regulations thereunder. Applicant submits that Section 3(c)(1) of the Act evidences the intention of Congress to exclude “private” investment companies from the scope of the Act. Under Section 6(c) of the Act, the Commission may exempt any person, security, or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant believes that the requested exemption from all provisions of the Act and all rules and regulations thereunder meets these standards, as it is essentially a closely-held private investment company formed for a limited purpose.

B.	Alternatives Considered

Similarly situated companies can typically rely on Section 3(c)(1) of the Act for an exclusion from registration under the Act. Section 3(c)(1) excepts from the definition of “investment company” any issuer whose outstanding securities are beneficially owned by not more than 100 persons and which is not making and does not presently propose to make a public offering of its securities. However, as contemplated, there will be over 100 initial investors in Applicant, and the number of members is likely to increase in the future as Interests are passed down to younger generations, meaning it would not qualify for the exception under Section 3(c)(1). The necessity of the relief sought hereunder will not be affected by Applicant’s reaching the Funding Threshold, as Applicant will likely still have over 100 investors and otherwise require an exemption from registration under the Act. Applicant has been advised by counsel that a Section 3(c)(7) structuring solution is not available due to the fact that a number of Family Members hold insufficient assets to qualify for a single Section 3(c)(7) fund and the likelihood that a more creative or complex structure involving Section 3(c)(7) and Section 3(c)(1) would likely constitute an integrated offering given the limited purpose of Applicant.

IV. RELIEF REQUESTED

Pursuant to Section 6(c), Applicant requests an exemption from all the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in the Application.

Applicant believes that the exemption requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The exemption requested is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family or that were formed for the limited purpose of aggregating and holding funds pending utilization of those funds by a related private enterprise.

V. DISCUSSION OF RELIEF REQUESTED

A.	Prior Relief Granted

Applicant submits that its request for a conditional order under Section 6(c) is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family4 or that were formed for the limited purpose of aggregating and holding funds pending utilization of those funds by a related private enterprise.5 Applicant submits that it is a private investment vehicle not intended to be within the scope of the Act and that the protections of the Act are not necessary for investors in family-sponsored or limited purpose, private enterprises such as Applicant.

1. Limited Purpose. The history and purpose of Applicant is similar to that of Maritime Corporation.6 Maritime Corporation was created by Boston Fish Market Corporation, a Massachusetts corporation organized in 1910 to construct and operate buildings on the Boston Fish Pier. Virtually all of the 119 stockholders of Boston Fish Market Corporation were tenants of the Fish Pier or relatives of such tenants, but such stockholders do not appear to have been members of a single family. Substantially all of Maritime Corporation’s stockholders were also stockholders of Boston Fish Market Corporation, and practically all transfers of Maritime Corporation stock occurred among its stockholders and their families.

[4]	See, e.g., Bessemer Securities LLC, Release No. IC-22420 (December 30, 1996) (Order); Pitcairn Group L.P., Release No. IC-21616 (December 20, 1995) (Order); THC Partners, Release No. IC-22023 (June 18, 1996) (Order); Heber J. Grant & Company, Investment Company Act Release No. IC-20091 (Feb. 23, 1994) (order).
[5]	See, e.g., In the Matter of Maritime Corporation, Investment Company Act Release No. 190 (August 16, 1941).
[6]	Id.

By the close of 1930, the Boston Fish Market Corporation had accumulated a substantial surplus, a large portion of which was invested in securities, which was used for the limited purposes of providing funds to purchase and maintain buildings on the Fish Pier. These assets were subsequently segregated and placed under the ownership and management of Maritime Corporation, which held such assets pending utilization for the business purposes of the Boston Fish Market Corporation. The stated purpose of such segregation of assets was to “place the investment assets under the management of persons more competent to invest funds than the management of the Boston Fish Market Corporation.”7

On this basis, the Commission found that Maritime Corporation was “essentially a private enterprise to which it was not intended that the provisions of the Investment Company Act of 1940 should apply.” Finally, it concluded that Maritime Corporation should remain exempt “so long as it maintains its present status.”

Similarly, Applicant would be established through contributions of capital derived from Hixon Properties dividends, and Applicant’s assets would be invested by professionals and used for the limited purpose of maintaining real property and improvements held for the use of Family Members by Hobo Lake Club, all of the members of which are Family Members. Additionally, both Applicant and Hixon Properties would be owned substantially by the same individuals, with few, if any (and none in the case of Applicant), transfers of Interests taking place other than among existing owners and other Family Members. As such, like in the Maritime Corporation application, Applicant’s limited purpose would be to hold common assets to support a related private enterprise, Hobo Lake Club.

[7]	Id.

As a condition to the granting of exemptive relief, Applicant is willing to commit to not modifying its purpose as set forth in the LLC Agreement. Further, Applicant does not intend to make distributions to its members, other than deemed distributions that are paid over to Hobo Lake Club and, if Applicant were ever to liquidate, liquidating distributions to its members. This limited purpose promotes prudent investment practices on the part of Applicant and its Managers, since, if Applicant’s investments were to be significantly reduced by risky or poor investment decisions, the Family Members, including the Managers of Applicant, would need to find alternative means of funding the maintenance of Hobo Lake Club.

2. Family Ownership of Investment Entity. One commonality running through many of the requests for relief that were previously granted by the Commission is that ownership of the entity for which relief was granted is concentrated, entirely or in substantial part, in one family or group of families with related interests, and transfer restrictions were imposed to maintain such concentrated ownership.8

The Interests in Applicant will initially be held 100% by Family Members. Further, ownership of the Interests is likely to remain entirely with the Family Members for three reasons. First, the purpose of Applicant is to serve as an endowment for a Family asset, so it is unlikely that unrelated third parties would desire to invest in Applicant. Second, and importantly, the Interests are not freely transferable, as the LLC Agreement provides restrictions on transfers that will significantly reduce the likelihood

[8]

See, e.g., Bessemer Securities LLC, Application for Order under Section 6(c), File No. 812-10344 (September 5, 1996); Pitcairn Group L.P., Application for an Order under Section 6(c), File No. 812-9694 (single family); THC Partners, Release No. IC-21980 (May 23, 1996) (notice); Heber J. Grant & Company, Release No. IC-20040 (Jan. 27, 1994) (notice).

that any of the Interests are at any time owned by non-Family Members. Third, the admission of new members (i.e. other than by transfer) requires that any such new member has become a shareholder of Hixon Properties, whose shares are subject to transfer restrictions similar to those in the LLC Agreement.

3. Management. Another common theme in many, but not all, of the prior granted requests is that the investment activities of the relevant entities were conducted directly by family members or by a management entity owned and controlled, in whole or in part, by family members. However, as discussed below, it appears that in several such instances, the investment activities of such prior applicants were conducted at least in part by non-family members. Applicant contends that the oversight and involvement of its Managers, each of whom will be a Family Member, in Applicant’s investment activities is consistent with circumstances under which the Commission has previously granted relief.

As noted above, in several of the prior applications in which the Commission has granted relief, investment activities were not conducted entirely by members of the relevant family and, in at least two cases (Pitcairn and Bessemer infra), were not conducted entirely by individuals with ownership interests in the investment vehicle. For instance, as described in the THC Partners notice of application,9 approximately 67.3% of THC Partners was owned by certain heirs of Howard Hughes, and approximately 32.7% was owned by partners, former partners and related parties of the law firm that represented such heirs in claims relating to Mr. Hughes’ estate. THC Partners was a general partnership managed by three managing general partners, one of

[9]	THC Partners, supra note 8.

whom was a partner in such law firm and, while also an owner of the applicant, apparently not a member of the Hughes family. Further, the THC Partners application makes no mention of limiting the engagement of any outside investment advisers to those related by family or similar ties, and the relief granted does not appear to have been conditioned on any such limitations.

Similarly, the Heber J. Grant & Company notice of application10 indicates that only five of the nine members of the applicant’s board of directors were members of the relevant family (the descendants of Heber J. Grant), while the other directors were an official of the Church of Jesus Christ of Latter-Day Saints (the “LDS Church”) (a significant shareholder of the applicant), former and current officers of the applicant’s subsidiary, and a former president of a principal insurance customer of applicant’s subsidiary that was the real estate arm of the LDS Church. Further, the application did not address any limitation on the engagement of outside investment advisers to those having a family or similar relationship with the applicant or the LDS Church.

In the Pitcairn application,11 Pitcairn Group L.P. appears to have been the main investor vehicle and, while it had four individual general partners who were family members, it utilized Pitcairn Company, a Commission-registered investment adviser (“PitCo”), to conduct its investment activities. The underlying investors were also managed by a separate entity, Pitcairn Trust Company, a subsidiary of PitCo (“TrustCo”). Both PitCo and TrustCo utilized non-family members in leadership roles, although both PitCo and TrustCo were ultimately controlled by the relevant family.12 However, unlike the THC Partners and Heber J. Grant & Company applications, there is no indication that the non-family members providing professional investment management services to PitCo and TrustCo had any ownership interest in the Pitcairn Group investor vehicle.

[10]	Heber J. Grant & Company, supra note 4.
[11]	Pitcairn (Application), supra note 8.
[12]	Id.

The Bessemer organizational chart described in its application is significantly more complicated,13 but, relevant to Applicant, the main investor vehicle (Bessemer Securities LLC (“BSLLC”)) was managed by a board of managers, a majority of whom were family members. In turn, BSLLC actually invested through Bessec Holdings, L.P. (“BH Partnership”), of which it was a limited partner. BH Partnership’s general partner was Kylix Holdings, L.L.C. (“Kylix”). While the exact management or nature of Kylix is not clear in the Bessemer application (and it no longer appears active), it appears that control of Kylix was actually split between three individuals, only one of whom was a family member. Additionally, the ownership of Kylix seems to have been allocated largely to non-family investment professionals. The application materials indicate that BSLLC’s board of managers had to approve the funding of particular private equity investments, but once approved, the investments were managed by Kylix.14

This set-up is similar to the management structure Applicant has proposed, particularly given the difference in type of the underlying investments. Rather than approving private equity investments that are then managed by an entity largely run by third parties, the Managers of Applicant, all of whom will be Family Members, will select Commission-registered investment advisers (1) that will manage day-to-day investing in public equities, mutual funds, fixed income securities and cash within the pre-specified risk, asset allocation and portfolio diversification guidelines set forth in the Policy (no performance fees will be charged) and (2) whose investments will be reviewed quarterly by the Managers. Thus, like the managers of BSLLC, the Managers of Applicant will act in a similar investment committee-style capacity.

[13]	Bessemer (Application), supra note 8.
[14]	Id.

In some ways, more authority appears to have been delegated to Kylix than will be given to Applicant’s investment advisers. As a general partner, Kylix would have a large degree of discretion to operate the private equity investments post-funding, subject to limited partner approval rights (which are commonly limited in scope to maintain limited partner status). Additionally, once made, it is likely that these private equity investments endured for a number of years and that Kylix would have had significant discretion with respect to material investment decisions, such as management personnel, the incurrence of debt and disposition. On the other hand, pursuant to any arrangements with Applicant’s investment advisers, the Managers will be able to exercise significant oversight rights, including through the potential termination of such arrangements. Furthermore, the selection of new or replacement investment advisers by the Managers, whether or not in connection with the replacement of the Managers by Applicant’s members, as well as the liquidation and re-investment of Applicant’s securities portfolio, could, if desired, be accomplished on a much more frequent basis than the acquisition and disposition of private equity investments. Finally, and significantly, as registered investment advisers, any such advisers retained by Applicant would themselves already be subject to oversight by the Commission and compliance with the Investment Advisers Act of 1940, as amended, each of which imposes duties on advisers to eliminate or mitigate conflicts of interest with investor clients.

Applicant also notes that in the Maritime Corporation application, control of the Maritime Corporation does not appear to have been vested in a single family, nor do Maritime Corporation’s investments appear to have been under the control of a related investment professional.15

4. Independent Auditor: While the rationale is not explicit in any of the releases available to Applicant and its counsel, an additional common thread woven throughout many prior applications for relief of similarly situated entities is the provision of audited financial statements to investors on an annual basis.16 Applicant believes that in granting relief to these entities, the Commission found the introduction of a neutral third party between the management and investors to provide an additional check against mismanagement. Applicant notes, however, that the Commission has previously granted similar relief without a requirement that the applicant’s financial statements be audited due to the small amount of assets involved and the limited nature of the applicant’s operations.17

Applicant’s initial set of financial statements have been audited. Applicant is concerned that retaining an accountant to audit its financial statements on an ongoing basis would place a further monetary obstacle in the way of Applicant’s goal of self-sustainability.18 Applicant is willing, however, to continue to provide each member of

[15]	Maritime Corporation, supra note 5.
[16]	See, e.g., Bessemer (Application), supra note 7; Pitcairn (Application), supra note 7; THC Partners, supra note 8.
[17]	See Heber J. Grant & Company, supra note 4.
[18]

Applicant notes that the Commission makes accommodations to smaller issuers in other contexts where the provision of audited financial statements would require unreasonable effort or expense. See, e.g. Rule 502(b)(2)(B)(2) promulgated under the Securities Act of 1933, as amended (“Securities Act”), which eliminates or eases the requirements to provide certain audited financial statements to non-accredited investors in offerings of up to $7,500,000 under Securities Act Rule 506 where the otherwise-required financial statements cannot be obtained without unreasonable effort or expense.

Applicant annual financial statements audited by an independent public accountant registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board, if its application would be conditioned on such auditing. Further, if the Commission determines to condition Applicant’s application on the provision of audited financial statements, Applicant requests that such requirement apply only at such times as Applicant’s assets, as reflected on Applicant’s year-end balance sheet prepared in accordance with generally accepted accounting principles, equal or exceed $1,000,000. Such a limitation would both mitigate the financial impact to Applicant in its early stages when the financial burden of obtaining audited financial statements would be more significant and would also limit the application of such requirement to periods in which the amounts at risk for Applicant’s members are more material. With respect to any year for which audited annual financial statements are not provided in accordance with the foregoing limitation, Applicant will provide unaudited annual financial statements to each member of Applicant.

B.	Consistency with Current Commission Policy and Purposes of the Act

As demonstrated by the Commission’s examination priorities for 2014,19 Applicant believes one of the key purposes of the Act is the mitigation of the conflicts of interest between fund investors and the management of the fund. Applicant submits that, in its case, sufficient safeguards exist to protect its investors and such safeguards are consistent with those implemented by similarly situated entities for which relief has previously been granted. For instance, Applicant’s limited purpose and investment

[19]	National Exam Program, Examination Priorities for 2014 (Jan. 9, 2014), http://www.sec.gov/about/offices/ocie/national- examination-program-priorities-2014.pdf.

Policy greatly reduce the likelihood that the interests of Applicant’s members and Managers will become misaligned in the future, as such limited purpose and the Policy serve to limit both the Managers’ ability and the Managers’ incentive to put their own interests over those of Applicant’s members generally. Also, since Applicant’s Managers will not receive any compensation for their services to Applicant (absent future approval of members holding at least 60% of the Interests), and the LLC Agreement prohibits Applicant from paying any performance fees or other performance-based compensation to its Managers, Applicant’s Managers will not have any incentives different than those of Applicant’s members generally, such as incentives that might exist in other investment arrangements to make riskier investments for the purpose of enhancing performance-based compensation. Similarly, Applicant’s investment Policy prohibits the payment of performance fees to Applicant’s investment advisers.

Finally, the control of Applicant by a single family serves to mitigate the conflict between management and investors for several reasons. First, since Family Members will control Applicant, they will be able to elect or appoint management from among their own ranks. Additionally, in the event that management is not serving the interest of Family Members as investors, it would be much easier and more likely given the close family relationship of Applicant’s members for several of Applicant’s members to work together to collectively replace management or cause management to change course than would be the case for a group of unrelated third-party investors. Lastly, the interests of Family Members as investors are more likely to be aligned, and management need not pick and choose between competing investor interests, particularly when the purpose of Applicant is limited to support of a single, mutual asset.

VI. CONDITIONS OF RELIEF

Applicant agrees that the order of the Commission granting the requested relief shall be subject to the following conditions, which conditions shall continue for so long as Applicant seeks to rely on such relief:

1. Interests have not been and will not be offered or sold to the public. The LLC Agreement includes a restriction on transfers that prohibits members from transferring Interests to anyone other than Family Members. Additionally, any new member (i.e. other than by transfer) is also required to be a shareholder of Hixon Properties, whose shares are subject to transfer restrictions similar to those in the LLC Agreement. Applicant will further prohibit admittance of non-Family Members other than upon a transfer of shares of Hixon Properties subject to the Shareholder Agreement by a Member of Applicant to a non-Family Member.

2. Applicant will be managed by Managers, each of whom will be a Family Member.

3. Applicant’s Managers will engage only Commission-registered investment advisers and will meet no less frequently than quarterly to review Applicant’s investment portfolio to ensure compliance with the Policy.

4. Applicant will not modify its purpose as set forth in the LLC Agreement.

5. Applicant will not knowingly make available to any broker or dealer registered under the Securities Exchange Act of 1934, as amended, any financial information concerning Applicant for the purpose of knowingly enabling such broker or dealer to initiate any regular trading market in the Interests.

6. Applicant will provide each member of Applicant annual financial statements audited by an independent public accountant registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board at such times as Applicant’s assets, as reflected on Applicant’s year-end balance sheet prepared in accordance with generally accepted accounting principles, equal or exceed $1,000,000. With respect to any year for which audited annual financial statements are not provided in accordance with the foregoing limitation, Applicant will provide unaudited annual financial statements to each member of Applicant.

7. Applicant will comply with the provisions set forth in subparagraphs (A)(i) and (B)(i) of section 12(d)(1) of the Act, as if Applicant were an investment company relying on the exemption set forth in Section 3(c)(1) of the Act.

VII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicant have been complied with in accordance with the organizational documents of the Applicant, and the undersigned Manager of the Applicant is fully authorized to execute this Application.

The authorization required by Rule 0-2(c) and the verification required by Rule 0-2(d) under the Act are attached to this Application as Exhibit A and Exhibit B, respectively. The name and address of Applicant and the name and address of the person to whom questions regarding the Application should be directed, required by Rule 0-2(f), are set forth on the first page of the Application.

VIII. CONCLUSION

For the reasons articulated above, Applicant believes that the foregoing requested exemption is necessary and appropriate in the public interest and is consistent with the protection of investors and the policies and purposes of the Act. Accordingly, Applicant requests that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Applicant has caused this Application to be duly signed on its behalf on the 21st day of October, 2015.

LEANING PINE II, L.L.C.

By:	/s/ Dylan H. Hixon
Name: Dylan H. Hixon Title: Manager

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A – Authorization for Leaning Pine II, L.L.C.

Exhibit B – Verification of Application and Statement of Fact

Exhibit C – Leaning Pine II, L.L.C. Investment Policy Statement

EXHIBIT A

AUTHORIZATION FOR

LEANING PINE II, L.L.C.

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Pursuant to the Limited Liability Company Agreement of Leaning Pine II, L.L.C. (the “Company”), the business of the Company shall be managed by its Managers. The Managers have authorized and directed the undersigned to execute and file this Application for an Order. The resolutions of the Managers to this effect are as follows:

RESOLVED: That the Managers and officers of Leaning Pine II, L.L.C. (the “Company”), and each of them, are hereby authorized to file an application for exemption with the Securities and Exchange Commission, and any necessary amendments thereto, that would exempt the Company from the provisions of the Investment Company Act of 1940 and all rules and regulations thereunder.

Attested:

LEANING PINE II, L.L.C.

By:	/s/ Joseph M. Hixon
Name: Joseph M. Hixon Title: Manager

Date:    October 21, 2015

EXHIBIT B

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

LEANING PINE II, L.L.C.

STATE OF TEXAS	)
)
COUNTY OF BEXAR	)

The undersigned states that he has duly executed the attached Application, dated October 21, 2015, for and on behalf of Leaning Pine II, L.L.C. (the “Company”); that he is a Manager of the Company; and that all action by the Company’s members, managers and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Dylan H. Hixon
Name: Dylan H. Hixon
Title: Manager

Date:    October 21, 2015

EXHIBIT C

LEANING PINE II, LLC

INVESTMENT POLICY STATEMENT

I. Philosophy

A.	The investment policy of Leaning Pine II, LLC (“Leaning Pine II”) is based on a philosophy of long term, prudent investing. It shall be governed by the highest standards of fiduciary investment practices. The priorities in their order of importance shall be the funding of Hobo Lake Club Incorporated (“Hobo Lake Club”) assessments, preservation of capital, and growth of the investment assets of the Leaning Pine II.

B.	Professional investment advisors will be engaged upon the recommendation of the Leaning Pine II Managers to carry out the spirit and intent of this policy. The investment advisors shall operate with full discretion within these guidelines assuming a moderate risk posture in order to have a more stable positive return. This may result in sacrificing some potential opportunities for gain during rising markets in order to avoid large short-term declines in value during falling markets. Fees should be reasonable and customary for managed funds, with performance fees not permitted.

II. Asset Allocation Parameters

A.	The investment advisors shall determine the specific asset allocation within the following general parameters:

Equities	30-80%
Fixed Income	20-70%
Cash	0-20%

III. Portfolio Quality and diversification

A.	Equities may consist of individual issues in, or mutual funds containing, publicly traded common stocks and securities convertible into common stock. Investments in non- publicly traded equities are not permitted. Investments in any major industry classification shall not exceed 20% of the market value of the total equity portfolio. Investments in any single issue shall not exceed 10% (at cost) of the total equity portfolio.

B.	Fixed Income securities shall consist of corporate and municipal bonds rated investment grade by Moody’s or S&P, U.S. Government and U.S. Agency securities. The Average maturity of the fixed income portfolio shall not exceed 10 years with no single maturity exceeding 20 years. Maximum ownership of any single corporate issuer shall not exceed 15% of the total fixed income portfolio. Fixed income mutual funds, including high yield funds, are permitted. High yield funds shall not exceed 20% of the total fixed income portfolio.

C.	Cash investments may include commercial paper, repurchase agreements, U.S. Treasury Bills, certificates of deposit, and money market mutual funds. All such assets must represent maturities of one year or less at the time of purchase. Commercial paper assets must be rate A-1 or P-1 by Standard & Poor’s and Moody’s, respectively. No short-term financial instruments with speculative characteristics (uncertainty of principal and /or interest) shall be purchased.

D.	Restrictions – Under no circumstances shall commodities, derivatives, futures, short selling or other high risk investments be included in the portfolio.

IV. Control and Oversight

The Managers of Leaning Pine II shall review the investment portfolio quarterly to insure compliance with the policy guidelines. At lease quarterly, the investment advisors shall provide reports to the Managers that illustrate all aspects of the portfolio including asset allocation, diversification, relative risk and performance against appropriate benchmarks.

V. Liquidity Policy

In December of each year, the Managers of Leaning Pine II will report to the investment advisors an estimate of the cash necessary to fund the Hobo Lake Club assessments and any other cash needs for the upcoming year.

This Investment Policy Statement is effective April 14, 2014.

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